Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Pierre-Luc Arsenault[3]	The Landmark
Christopher Braunack[6]	15 Queen’s Road Central
Henry M.C. Cheng[6]	Hong Kong
Michel Debolt[3]
Justin M. Dolling[6]	Telephone: +852 3761 3300	David Zhang
David Patrick Eich[1,5,6]	Facsimile: +852 3761 3301	To Call Writer Directly
Liu Gan[2]		+852 3761 3318
Wing Lau	www.kirkland.com	david.zhang@kirkland.com
Douglas S. Murning[6]
Nicholas A. Norris[6]
John A. Otoshi[3]
Jamii Quoc[8]
Angela R. Russo[1]
Jesse D. Sheley[1]
Steven Tran[6,7]
Dominic W.L. Tsun[3,6]
Li Chien Wong
Ashley Young[6]
David Yun[6,7]

Registered Foreign Lawyers
Benjamin W. James[4]
Benjamin Su3
Qiuning Sun[3]
Shichun Tang[3]
David Zhang[3]

November 21, 2014

VIA EDGAR AND ELECTRONIC

SUBMISSION

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hailiang Education Group Inc.

Draft Registration Statement on Form F-1

Submitted January 21, 2014

CIK No. 0001596964

Dear Mr. Spirgel and Ms. Krebs:

On behalf of our client, Hailiang Education Group Inc., a foreign private issuer incorporated in the Cayman Islands (the “Company”), below please find the Company’s responses to the comment letter to Mr. Lei Chen, the Company’s Chief Financial Officer, dated November 5, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing    Chicago    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

November 21, 2014

We also enclose one copy of the Company’s Amendment No. 2 (“Amendment No. 2”) to the draft registration statement on Form F-1 (the “Registration Statement”). Amendment No. 2 has been marked to show changes to the Registration Statement confidentially submitted with the Commission on October 9, 2014.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter dated November 5, 2014. For ease of reference, we have set forth the Staff’s comments and the Company’s responses for each item below.

In addition to revising the disclosure in response to the Staff’s comments, the Company has updated portions of the Registration Statement to reflect the Company’s developments since the Company submitted its prior draft Registration Statement on October 9, 2014. The Company has also included in the Registration Statement the unaudited condensed consolidated interim-financial statements as of and for the quarter ended September 30, 2013 and 2014, as well as the updated analysis based on such updated financial information.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

We wish to thank you and other members of the Staff in advance for your review of the enclosed filing.

General

1.	We note that the company is offering ADSs on a best efforts, minimum-maximum bases with Network 1 Financial Services, Inc. serving as underwriter. Please revise throughout your prospectus to clearly disclose the nature of the offering, to provide the disclosure required by Item 501(b)(8) and Item 508(a) of Regulation S-K, and to comply with Rule 10b-9 and Rule 15c2-4 of the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus included in the Registration Statement and pages 10, 45, 155 and 156 of the Registration Statement.

2.	Since the offering has a minimum and a maximum, please revise the offering proceeds table and any disclosure about the offering proceeds throughout the prospectus to reflect both the minimum and maximum amount that you may receive.

In response to the Staff’s comment, the Company has revised the disclosure about the offering proceeds on the cover page of the prospectus included in the Registration Statement and pages 11 and 47 of the Registration Statement. The Company has also updated other disclosure reflecting the minimum and maximum offering amounts on the cover page of the prospectus included in the Registration Statement and pages 10, 11, 24, 50, 51, 52, 53, 121, 145 and 155 of the Registration Statement.

November 21, 2014

Prospectus Summary, page 1

Our Business, page 1

3.	We note your response to comment 5 of our prior letter dated February 14, 2014. We believe that you still need to revise your first paragraph of this subsection to clarify that you are not describing the business of the issuer, which is a Cayman Islands holding company, but the business of its VIEs in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 65, 93 and 98 of the Registration Statement.

4.	Please disclose in the first paragraph of this subsection that you commissioned the CCID Report.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

5.	We note your statement in the first paragraph on page 2 that, “In line with our strategy to increase enrollment in our international program, we have increased the proportion of revenue derived from students enrolled in our international program” from 2012 through 2014. However, earlier in the paragraph, you state that your increase in revenues in those years was driven primarily by a general increase in tuition charged per student. Therefore, please clarify the extent to which enrollment increased in your international program.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 70 and 93 of the Registration Statement to clarify that the increase is primarily due to the increase in the average tuition charged per student.

Our Corporate History and Structure, page 3

6.	Please disclose that Mr. Feng, your founder, controlling shareholder and sole owner of the company’s VIE that operates the schools in China, ceased serving as your Chairman and CEO in October 2014. As a result, he does not owe any fiduciary duties to the company or shareholders of the company. Discuss the risk to investors of his ability to act in his own best interest as controlling shareholder of the company and as the sole owner of the VIE that operates the schools. Also disclose that Mr. Feng is the legal representative of both Hailiang Consulting and Hailiang Investment, the parties to the contracts giving the company control over the VIEs, and signed for all parties to the contracts. Furthermore, disclose the extent to which the company engages in transactions with other entities owned and affiliated with Mr. Feng.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

November 21, 2014

7.	In the last paragraph on page 5, you discuss how the company’s ability to pay dividends is dependent on dividends paid to the company by Hailiang Consulting, its subsidiary in China. As a preliminary matter, please clarify how Hailiang Consulting generates revenues or receives funding in order to have accumulated profits to distribute to the company. If Hailiang Consulting is only entitled to receive service fees from the consulting agreement with Hailiang Investment, disclose that the amount of service fees is not set, is determined solely by Hailiang Consulting, and is limited to the net income of Hailiang Investment and its affiliates after deduction of necessary costs and mandatory development reserve funds. Disclose the amount of fees that Hailiang Consulting has requested and received in 2013 and 2014 and the amount you expect Hailiang Consulting to request and receive going forward. Disclose the extent to which you expect Hailiang Consulting will have accumulated profits and will make dividend distributions to the company going forward.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement.

8.	As request in prior comment 11, please disclose what a sponsor is, distinguishing it from equity ownership.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 59 of the Registration Statement.

9.	Please revise the diagram of your corporate structure to show that Hailiang has a sponsorship interest rather than an equity interest in the schools. Also revise this diagram, or provide another diagram, to show your corporate structure after the offering, including the percent of shares to be held by Mr. Feng and the percent of shares to be held by public shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 59 and 60 of the Registration Statement.

Risk Factors, page 11

Risks Relating to Our Business and Industry, page 11

The tuition, accommodation and other fees charged by our K-12 schools and student enrollment at these schools are subject to regulation by the Chinese government…, page 13

10.	Please disclose your tuition rates and enrollment at your three schools to show the extent to which your tuition and enrollment numbers are at or approaching maximum levels set by Chinese regulatory authorities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17 and 68 of the Registration Statement.

We deposit certain amount of cash with related parties and are subject to credit risks of such related parties, page 21

November 21, 2014

11.	It appears that your response to comment 18 of our prior letter is missing certain terms. Please explain the statement “Mr. Feng’s power to control Hailiang Investment has effectively conferred upon Hailiang Consulting pursuant to…”

The Company respectfully advises the Staff that, as part of the contractual arrangements between Hailiang Consulting and Hailiang Investment, as disclosed on page 61 of the Registration Statement, Mr. Feng has executed an irrevocable power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment. As such, the Company believes that the shareholder rights held by Mr. Feng are effectively conferred upon Hailiang Consulting. In clarifying which party has the control over Hailiang Investment, the Company previously submitted its response to the Staff’s prior comment 18 that “Mr. Feng’s power to control Hailiang Investment has effectively conferred upon Hailiang Consulting pursuant to the contractual arrangements between, among other parties, Hailiang Consulting and Hailiang Investment.”

Risks Relating to Doing Business in China, page 28

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations…, page 34

12.	You disclose that SAFE Circular No. 37 became effective on July 4, 2014. You also disclose that your PRC legal counsel has advised you that all PRC residents have duly made such applications, filings and amendments as required by SAFE Circular No. 75, the predecessor regulation of SAFE Circular No. 37. Please discuss the differences between SAFE Circular No. 75 and SAFE Circular No. 37 and disclose whether Mr. Feng has or will be complying with SAFE Circular No. 37.

The Company respectfully submits to the Staff that the new Circular No. 37 (“Circular 37”) was published by State Administration of Foreign Exchange (“SAFE”) in July 2014 to replace the earlier circular published in October 2005 (“Circular 75”). Circular 37 simplifies the registration process for Chinese residents seeking to make round-trip investments, where Chinese domestic enterprises are reorganized to create an offshore holding company (“SPV”) which in turn will control these Chinese domestic enterprises. The SPV will also facilitate offshore financing by the group. In addition, for the first time, overseas investments by Chinese individuals are formally legalized under Circular 37. Circular 37 provides the following significant differences from Circular 75:

•	Contribution of Offshore Assets. Unlike Circular 75 under which Chinese residents were only permitted to use their domestic assets to establish the SPV, Circular 37 allows Chinese investors to contribute their legally-held offshore assets into the SPV.

November 21, 2014

•	Initial Registration. Under Circular 75, Chinese residents must register the SPV with SAFE before undertaking any substantial capital change (e.g., equity financing, equity transfer or round-trip investment). However, under Circular 37, SAFE registration is only required prior to the Chinese residents’ contribution of assets into the SPV. This implies that the SPV is permitted to solicit offshore financing prior to SAFE registration.

•	Scope of Amendment Registration. Circular 37 has narrowed the scope of events that requires an amendment to SAFE registration. Under Circular 37, in the event of a change to any basic information of the SPV (such as identity or name of the Chinese investor and the term of operation) or a change in the Chinese investor’s shareholding in the SPV, an amendment to SAFE registration is required. Under Circular 75 the requirements for making an amendment to SAFE registration is broader and includes any equity financing, establishment of subsidiaries and material change in the capital structure of the SPV.

•	Employee Stock Options Plan. Under Circular 37, employees of the domestic enterprises are permitted to file with SAFE any share incentives or options received from the SPV. Prior to Circular 37, Chinese employees were not able to pay for stock of the SPV unless the SPV was already listed on an offshore stock exchange.

•	Make-up Registration. Circular 37 clarifies that if the Chinese residents have contributed to the SPV without SAFE registration, they are required to file for a make-up registration with SAFE. Circular 37 removes the language in Circular 75 requiring the Chinese residents to submit evidence that there was no violation of the SAFE regulations and a special audit report listing capital flows between the SPV and the domestic companies for such make-up registration. These stringent requirements under Circular 75 discouraged the filing of make-up registration by Chinese residents.

Mr. Feng has duly made applications, filings and amendments as required under Circular 75. Mr. Feng made such applications, fillings and amendments before Circular 37 went into effect. Circular 37 does not require any new filing to be made and shall only apply to any subsequent amendment made by Mr. Feng after the effective date of Circular 37. As of the date of this prospectus, to the best of the Company’s knowledge, Mr. Feng has not made any amendment as required by Circular 37. Please refer to the amendment on page 37 of the Registration Statement.

Risks Relating to this Offering and the Trading Market, page 36

You may not have the same voting rights as the holders of our ordinary shares…, page 39

13.	We note your new disclosure under “How do you vote, page 127.” Please revise your disclosure under this heading to include discussion of the discretionary proxy that may be given by the depositary and to make clear that you will endeavor to provide the depositary at least 30 days advance notice of meetings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 138 of the Registration Statement.

November 21, 2014

Use of Proceeds, page 43

14.	Please include the substance of your response to prior comment 21 to explain how Hailing Consulting may transfer funds to the affiliated entities.

After receiving the proceeds from this offering, the Company may choose to provide loans to Hailiang Consulting, the Company’s PRC subsidiary. Loans by the Company to its wholly foreign-owned subsidiaries in China to finance their activities cannot exceed the statutory limits applicable to these foreign-invested companies and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debt to be incurred by a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Hailiang Consulting are US$6 million and US$3 million, respectively. This means Hailiang Consulting cannot obtain loans in excess of US$3 million from other entities outside of China. The Company may from time to time further increase such statutory limit by making additional capital contribution and increasing the total investment amount to Hailiang Consulting, thereby increasing the statutory limit of the loans that Hailiang Consulting may incur in the future based on its operational needs.

If necessary, such loans made to Hailiang Consulting may be subsequently transferred to the Company’s affiliated entities through entrusted loans. However, the Company currently expects that a portion of the proceeds of this offering will be used by Hailiang Consulting to provide direct support to the operations of its affiliated entities. Specifically, Hailiang Consulting will make substantial investment with respect to leasehold improvements at the schools, marketing to enhance the Hailiang brand, recruitment of additional administrative staff, as well as improvement in information technology systems.

Please refer to the amendment on page 47 of the Registration Statement.

15.	We note your response to prior comment 22. Please disclose when Hailiang Consulting has received approval to include leasehold improvements within its business scope.

The Company respectfully advises the Staff that Hailiang Consulting received the approval from the relevant PRC regulatory authority to include leasehold improvements within its business scope in October, 2014. In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Liquidity and Capital Resources, page 70

16.	We note your disclosure regarding your relationship with Hailiang Finance in the risk factor on page 21. Please disclose the business reason for depositing your funds with Hailiang Finance. Provide a brief description of the business history of this entity and its credit worthiness.

The Company respectfully advises the Staff that, as disclosed on page 80 of the Registration Statement, the arrangement to deposit cash with Hailiang Finance is made “as part of its cash management policy.” In particular, the Company believes that Hailiang Finance provides better flexibility in terms of cash deposits and withdrawals while it charges interest rates that are also market rates. In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to state such business reason as well as to provide a brief description of the business history of this entity and its creditworthiness.

November 21, 2014

Holding Company Structure, page 73

17.	Please disclose the registered capital of Hailiang Consulting.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement.

Management, page 106

Directors and Executive Officers, page 106

18.	We reissue prior comment 36. Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant (Hailiang Education Group, Inc.) and at affiliated entities. As one example, you state that Mr. Ying Xin “has served as our director and principal general since 1999.” However, the registrant did not exist in 1999. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 96, 100, 101, 105, 116 and 117 of the Registration Statement.

*        *        *

November 21, 2014

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David T. Zhang of Kirkland & Ellis

Enclosures

cc:	Lei Chen, Hailiang Education Group Inc. Benjamin Su, Esq., Kirkland & Ellis International LLP Jessie Qian, Partner, KPMG Huazhen (SGP)